

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 1, 2017

Via E-mail
David H. Wang
President and Chief Executive Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

Re: ACM Research, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 9, 2017
CIK No. 0001680062

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Operations, page 58

1. We note your revisions in response to comment 14 and that you now exclude PRC government grants from Free Cash Flow data and add expenses paid by application to PRC government subsidies to Adjusted EBITDA data. Please revise to disclose the reason for this presentation.

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Research and Development Costs, page F-11

2.   In response to comment 27 you set forth that all costs incurred during the evaluation period are expensed. Please revise your research and development accounting policy to reflect your response and to clarify that your policy includes the capital equipment or tools being evaluated.

Note 19: Subsequent Events, page F-35

3.   Please disclose your accounting treatment for the warrant issued to SMC.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Mark L. Johnson, Esq.
        K&L Gates LLP